Mail Stop 3561

October 23, 2009

Theodore F. Craver, Jr.
Chairman of the Board
President and Chief Executive Officer
Edison International
2244 Walnut Grove Avenue
Rosemead, CA 91770

     Re: **Edison International**
              Form 10-K for Fiscal Year Ended December 31, 2008
              Filed March 2, 2009
              File No. 001-09936
              Southern California Edison
              Form 10-K for Fiscal Year Ended December 31, 2008
              Filed March 2, 2009
              File No. 001-02313

Dear Mr. Craver:

     We have completed our review of your Form 10-Ks and have no further comments at this time.

                          Sincerely,

                          H. Christopher Owings
                          Assistant Director